December 22, 2022

Ms. Lauren Hamilton

Division of Investment Management

U.S. Securities and Exchange Commission

Disclosure and Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549-4644

Re: Funds Listed in Exhibit

Dear Ms. Hamilton:

This letter responds to the Securities and Exchange Commission (SEC) Staff’s additional comments discussed with Richard Sennett, Brian Poole, Susan Silva, and Vicki Booth on December 6, 2022, which relate to the SEC Staff’s original comments provided on September 28, 2022, for the annual reports and Form N-CEN filings of certain T. Rowe Price funds and our November 15, 2022, response letter to those original comments.

1. SEC Comment: Responses to comments 4, 5, and 7 noted that related changes would be corrected going forward in filings. It is recommended that amended filings be filed with the SEC as it is best practice to have the most accurate information on file.

Management Response: With respect to original comments 4, 5, and 7, on December 9, 2022, Form N-CEN was refiled for the following funds, items, and reporting periods: (i) T. Rowe Price Tax-Free High Yield Fund, item C.8.b. for the February 28, 2022 reporting period (Accession #0001752724-22-277096); (ii) T. Rowe Price Institutional High Yield Fund, item C.6.b. for the May 31, 2022 reporting period (Accession #0001752724-22-277098); and (iii) T. Rowe Price Floating Rate Fund, item C.9. for the May 31, 2022 reporting period (Accession #0001752724-22-277097).

2. SEC Comment: For original comment 11, please provide additional color in correspondence, explaining the increase in the expense ratio for the Advisor Class of the New Income Fund related to an increase in the number of smaller retail accounts yet there was a decrease in net assets.

Management Response: In September 2021, the number of open shareholder accounts increased significantly from 47 to 1,502 (representing an approximate 3200% increase in accounts) in the Advisor Class of the New Income Fund (Fund), primarily due to an intermediary that opened several accounts on behalf of its clients. The value of those accounts was generally small, particularly when compared to the Advisor Class’s average account size in prior periods; and therefore, the number of accounts compared to the assets of those accounts was disproportional. Because the Fund incurs certain transfer agent expenses on a per account basis, the increase in shareholder servicing costs related to transfer agent services to the Advisor Class is driven by the number of accounts and not assets invested in the Class. In addition, there were net redemptions in the Advisor Class during the May 31, 2022, reporting period, which reduced the Advisor Class’s net assets and contributed to the increase in the expense ratio.

3. SEC Comment: For original comment 18, please explain why Global Allocation Fund invested in the Investor Class of Emerging Markets Local Currency Bond Fund until November 2021 when it transferred assets to the I Class, yet the I Class was available starting in 2015.

Management Response: Global Allocation Fund (Fund) incepted May 29, 2013, and initially invested in Emerging Markets Local Currency Bond Fund – Investor Class (Investor Class), which was the lowest fee class available to the Fund at that time. The Fund did not invest in the I Class of Emerging Markets Local Currency Bond Fund (I Class) when it incepted December 17, 2015. During a review in November 2021, the Fund’s investment in the Investor Class was transferred to the I Class. Subsequent to that review, the Adviser reimbursed the Fund $138,809.43 for the fee difference during the period the Fund was not invested in the I Class. The fee differential was solely related to class level expenses because the management fee of the Emerging Markets Local Currency Bond Fund was waived for the Fund’s investment. The reimbursement was not material to the Fund as it represented approximately 0.01% of the Fund’s net assets as of October 31, 2022.

If you have any additional questions or would like to discuss any response, please contact me (410-577-5143, Alan.Dupski@troweprice.com), Rick Sennett (410-577-4308, Richard.Sennett@troweprice.com), Susan Silva (410-345-6213, Susan.Silva@troweprice.com), or Brian Poole (410-345-6646, Brian.Poole@troweprice.com).

Respectfully,

/s/Alan S. Dupski

Alan S. Dupski

Treasurer, T. Rowe Price Funds

cc:  Kristin Francisco – Partner, PricewaterhouseCoopers LLP

  Fran Pollack-Matz – Managing Counsel, T. Rowe Price Associates, Inc.

  Dino Capasso – Chief Compliance Officer, T. Rowe Price Associates, Inc.

EXHIBIT

File #	Registrant Name	Series Name	FYE Reviewed
811-02684	T. Rowe Price Tax-Free Income Fund, Inc.	T. Rowe Price Tax-Free Income Fund, Inc.	02/28/2022
811-03055	T. Rowe Price Tax-Exempt Money Fund, Inc.	T. Rowe Price Tax-Exempt Money Fund, Inc.	02/28/2022
811-03872	T. Rowe Price Tax-Free Short-Intermediate Fund, Inc.	T. Rowe Price Tax-Free Short-Intermediate Fund, Inc.	02/28/2022
811-04163	T. Rowe Price Tax-Free High Yield Fund, Inc.	T. Rowe Price Tax-Free High Yield Fund, Inc.	02/28/2022
811-04521	T. Rowe Price State Tax-Free Funds, Inc.	T. Rowe Price Georgia Tax-Free Bond Fund	02/28/2022
811-04521	T. Rowe Price State Tax-Free Funds, Inc.	T. Rowe Price New Jersey Tax-Free Bond Fund	02/28/2022
811-04521	T. Rowe Price State Tax-Free Funds, Inc.	T. Rowe Price Maryland Short-Term Tax-Free Bond Fund	02/28/2022
811-04521	T. Rowe Price State Tax-Free Funds, Inc.	T. Rowe Price Maryland Tax-Free Money Fund	02/28/2022
811-04521	T. Rowe Price State Tax-Free Funds, Inc.	T. Rowe Price New York Tax-Free Money Fund	02/28/2022
811-04521	T. Rowe Price State Tax-Free Funds, Inc.	T. Rowe Price Maryland Tax-Free Bond Fund	02/28/2022
811-04521	T. Rowe Price State Tax-Free Funds, Inc.	T. Rowe Price Virginia Tax-Free Bond Fund	02/28/2022
811-04521	T. Rowe Price State Tax-Free Funds, Inc.	T. Rowe Price New York Tax-Free Bond Fund	02/28/2022
811-07353	T. Rowe Price Corporate Income Fund, Inc.	T. Rowe Price Corporate Income Fund, Inc.	05/31/2022
811-08207	T. Rowe Price Tax-Efficient Funds, Inc.	T. Rowe Price Tax-Efficient Equity Fund	02/28/2022
811-21055	T. Rowe Price Institutional Income Funds, Inc.	T. Rowe Price Institutional Long Duration Credit Fund	05/31/2021
811-21055	T. Rowe Price Institutional Income Funds, Inc.	T. Rowe Price Institutional Cash Reserves Fund	05/31/2022
811-21055	T. Rowe Price Institutional Income Funds, Inc.	T. Rowe Price Institutional High Yield Fund	05/31/2022
811-21055	T. Rowe Price Institutional Income Funds, Inc.	T. Rowe Price Institutional Floating Rate Fund	05/31/2021
811-22620	T. Rowe Price Multi-Sector Account Portfolios, Inc.	T. Rowe Price Investment-Grade Corporate Multi-Sector Account Portfolio	02/28/2022
811-22620	T. Rowe Price Multi-Sector Account Portfolios, Inc.	T. Rowe Price Emerging Markets Local Multi-Sector Account Portfolio	12/31/2021
811-22620	T. Rowe Price Multi-Sector Account Portfolios, Inc.	T. Rowe Price Mortgage-Backed Securities Multi-Sector Account Portfolio	02/28/2022
811-22620	T. Rowe Price Multi-Sector Account Portfolios, Inc.	T. Rowe Price Emerging Markets Corporate Multi-Sector Account Portfolio	12/31/2021
811-22620	T. Rowe Price Multi-Sector Account Portfolios, Inc.	T. Rowe Price Floating Rate Multi-Sector Account Portfolio	02/28/2022
811-22620	T. Rowe Price Multi-Sector Account Portfolios, Inc.	T. Rowe Price High Yield Multi-Sector Account Portfolio	02/28/2022
811-22968	T. Rowe Price Intermediate Tax-Free High Yield Fund, Inc.	T. Rowe Price Intermediate Tax-Free High Yield Fund, Inc.	02/28/2022
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Emerging Markets Stock Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Global High Income Bond Fund	12/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Emerging Markets Local Currency Bond Fund	12/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Emerging Markets Corporate Bond Fund	12/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Emerging Markets Bond Fund	12/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price International Stock Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price International Disciplined Equity Fund	10/31/2021

File #	Registrant Name	Series Name	FYE Reviewed
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price International Bond Fund	12/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Latin America Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price European Stock Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Overseas Stock Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Emerging Europe Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Global Growth Stock Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Japan Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Emerging Markets Discovery Stock Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price New Asia Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Global Stock Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Dynamic Global Bond Fund	12/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Africa & Middle East Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Asia Opportunities Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price International Value Equity Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price International Discovery Fund	10/31/2021
811-02603	T. Rowe Price Government Money Fund, Inc.	T. Rowe Price Government Money Fund, Inc.	05/31/2022
811-03894	T. Rowe Price Short-Term Bond Fund, Inc.	T. Rowe Price Short-Term Bond Fund, Inc.	05/31/2022
811-03894	T. Rowe Price Short-Term Bond Fund, Inc.	T. Rowe Price Ultra Short-Term Bond Fund	05/31/2022
811-04119	T. Rowe Price High Yield Fund, Inc.	T. Rowe Price U.S. High Yield Fund	05/31/2021
811-04119	T. Rowe Price High Yield Fund, Inc.	T. Rowe Price High Yield Fund, Inc.	05/31/2021
811-04441	T. Rowe Price GNMA Fund, Inc.	T. Rowe Price GNMA Fund	05/31/2022
811-05833	T. Rowe Price Global Funds, Inc.	T. Rowe Price Institutional International Disciplined Equity Fund	10/31/2021
811-05833	T. Rowe Price Global Funds, Inc.	T. Rowe Price Global Value Equity Fund	10/31/2021
811-05860	T. Rowe Price U.S. Treasury Funds, Inc.	T. Rowe Price U.S. Treasury Money Fund	05/31/2022
811-05860	T. Rowe Price U.S. Treasury Funds, Inc.	T. Rowe Price U.S. Treasury Intermediate Index Fund	05/31/2022
811-05860	T. Rowe Price U.S. Treasury Funds, Inc.	T. Rowe Price U.S. Treasury Long-Term Index Fund	05/31/2022
811-05986	T. Rowe Price Index Trust, Inc.	T. Rowe Price Total Equity Market Index Fund	12/31/2021
811-05986	T. Rowe Price Index Trust, Inc.	T. Rowe Price Equity Index 500 Fund	12/31/2021
811-05986	T. Rowe Price Index Trust, Inc.	T. Rowe Price Mid-Cap Index Fund	12/31/2021
811-05986	T. Rowe Price Index Trust, Inc.	T. Rowe Price Small-Cap Index Fund	12/31/2021
811-05986	T. Rowe Price Index Trust, Inc.	T. Rowe Price Extended Equity Market Index Fund	12/31/2021
811-07093	T. Rowe Price Summit Funds, Inc.	T. Rowe Price Cash Reserves Fund	10/31/2021
811-07095	T. Rowe Price Summit Municipal Funds, Inc.	T. Rowe Price Summit Municipal Intermediate Fund	10/31/2021
811-07095	T. Rowe Price Summit Municipal Funds, Inc.	T. Rowe Price Summit Municipal Income Fund	10/31/2021
811-07173	T. Rowe Price Spectrum Funds II, Inc.	T. Rowe Price Spectrum Moderate Allocation Fund	05/31/2022

File #	Registrant Name	Series Name	FYE Reviewed
811-07173	T. Rowe Price Spectrum Funds II, Inc.	T. Rowe Price Spectrum Conservative Allocation Fund	05/31/2022
811-07173	T. Rowe Price Spectrum Funds II, Inc.	T. Rowe Price Spectrum Moderate Growth Allocation Fund	05/31/2022
811-08279	T. Rowe Price Reserve Investment Funds, Inc.	T. Rowe Price Treasury Reserve Fund	05/31/2022
811-08279	T. Rowe Price Reserve Investment Funds, Inc.	T. Rowe Price Short-Term Fund	05/31/2021
811-08279	T. Rowe Price Reserve Investment Funds, Inc.	T. Rowe Price Government Reserve Fund	05/31/2022
811-10093	T. Rowe Price QM U.S. Bond Index Fund, Inc.	T. Rowe Price QM U.S. Bond Index Fund	10/31/2021
811-10063	T. Rowe Price International Index Fund, Inc.	T. Rowe Price International Equity Index Fund	10/31/2021
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Target 2005 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Target 2060 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2020 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2055 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement Balanced Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement I 2045 Fund-I Class	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Target 2010 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Target 2045 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2060 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Target 2020 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2005 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement I 2030 Fund-I Class	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement I 2055 Fund-I Class	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement I 2010 Fund-I Class	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Target 2050 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement I 2015 Fund-I Class	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Target 2015 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement I 2025 Fund-I Class	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement I 2040 Fund-I Class	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2050 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement I 2020 Fund-I Class	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2015 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2040 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Target 2030 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2045 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Target 2035 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2030 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Target 2040 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Target 2055 Fund	05/31/2022

File #	Registrant Name	Series Name	FYE Reviewed
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement I 2035 Fund-I Class	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2010 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement I 2050 Fund-I Class	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement I 2005 Fund-I Class	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2025 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Target 2025 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement I 2060 Fund-I Class	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement Balanced I Fund- I Class	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2035 Fund	05/31/2022
811-21185	T. Rowe Price Inflation Protected Bond Fund, Inc.	T. Rowe Price Inflation Protected Bond Fund, Inc.	05/31/2022
811-21919	T. Rowe Price Limited-Duration Inflation Focused Bond Fund, Inc.	T. Rowe Price Limited Duration Inflation Focused Bond Fund, Inc.	05/31/2022
811-22243	T. Rowe Price Global Multi-Sector Bond Fund, Inc.	T. Rowe Price Global Multi-Sector Bond Fund, Inc.	05/31/2021
811-22410	T. Rowe Price Real Assets Fund, Inc.	T. Rowe Price Real Assets Fund, Inc.	12/31/2021
811-22557	T. Rowe Price Floating Rate Fund, Inc.	T. Rowe Price Floating Rate Fund, Inc.	05/31/2022
811-22810	T. Rowe Price Global Allocation Fund, Inc.	T. Rowe Price Global Allocation Fund, Inc.	10/31/2021
811-22939	T. Rowe Price Credit Opportunities Fund, Inc.	T. Rowe Price Credit Opportunities Fund, Inc.	05/31/2021
811-23180	T. Rowe Price Total Return Fund, Inc.	T. Rowe Price Total Return Fund	05/31/2021
811-03566	T. Rowe Price Growth & Income Fund, Inc.	T. Rowe Price Growth & Income Fund, Inc.	12/31/2020
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2065 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Target 2065 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement I 2065 Fund-I Class	05/31/2022
811-02396	T. Rowe Price New Income Fund, Inc.	T. Rowe Price New Income Fund, Inc.	05/31/2022